Exhibit 99.6

January 10, 2001

Mr. Jeffrey Clark
Ascent Energy Inc.
c/o 201 St. Charles Ave.
Suite 5100
New Orleans, Louisiana 70170–5100

Dear Jeff:

Pursuant your request and our ongoing discussions regarding the provision of a new Senior Revolving Credit Facility for Ascent Energy Inc., we are pleased to commit USD 40 million with an initial Borrowing Base of USD 30 million for the purposes of providing a portion of the capital necessary to acquire the outstanding shares of Forman Petroleum Corp. and Pontotoc Production, Inc. ("Pontotoc") and for ongoing oil and gas development support.

A definitive Credit Agreement governing the subject Credit Facility, the basis of which is outlined in the Summary of Terms and Conditions attached to this letter as Addendum I, shall be completed between Fortis, you and other relevant parties associated with the subject transaction over the coming weeks.

We emphasize that our commitment represents a commitment from our institution and does not in any way include a commitment or other arrangements from any other non–affiliated institution.

Once again Jeff, it is our pleasure to provide the subject Senior Revolving Credit Facility. If you are in agreement with the attached Summary of Terms and Conditions, please indicate your acknowledgment and acceptance by executing this letter via signature in the space provided below. As always, please do not hesitate to contact me with any questions or comments you may have.

Very truly yours,

/s/ Darrell W. Holley Darrell W. Holley Managing Director Fortis Capital Corp	/s/ Deirdre M. Sanborn Deirdre M. Sanborn Vice President Fortis Capital Corp.

AGREED AND ACCEPTED:                         /s/ Jeffrey Clarke                         DATE: _____________

By:                         Jeffrey Clark
Title:                     President

ASCENT ENERGY INC.
USD 40,000,000 SENIOR SECURED CREDIT FACILITY

Summary of Terms and Conditions

BORROWER:	Ascent Energy Inc.

ARRANGER / ADMINISTRATIVE AGENT	Fortis Capital Corp. ("Fortis")

LENDERS:	A syndicate of financial institutions (including Fortis) arranged by Fortis. These institutions shall be acceptable to Borrower and Administrative Agent .

FACILITY:	A senior secured revolving credit facility (the "Credit Facility") under which availability shall be limited to the lesser of (a) USD 40,000,000, or (b) the Borrowing Base in effect from time to time.

PURPOSE:

The proceeds of the Credit Facility shall be used (a) to provide a portion of the funds necessary to acquire the stock and associated assets of Pontotoc Production Inc., (b) to finance the future acquisition and development of oil and gas properties (c) to refinance existing debt of Pontotoc Production Inc., and (d) for ongoing liquidity needs.

MATURITY:	The Credit Facility shall terminate and all amounts outstanding shall be due and payable (3) years from the date of Closing (the "Maturity Date").

AVAILABILITY:	USD 30 million will be available at Closing based on the Initial Borrowing Base threshold. Borrower may borrow, repay and re–borrow on a revolving basis until the Maturity Date.

BORROWING BASE	The initial Borrowing Base will be USD 30 million.

The Borrowing Base will be redetermined semi–annually by Lenders in their sole reasonable discretion throughout the duration of the Credit Facility, based on annual third party and semi–annual in house engineering provided by Borrower – all of which shall be acceptable to Administrative Agent. Any change in the Borrowing Base and or the amortization resulting from a redetermination (including any unscheduled redetermination referenced in the next succeeding paragraph) shall be approved by all Lenders. Any reduction in availability under the Borrowing Base shall be due within 90 days

Lenders and Borrower shall each have the right to request one unscheduled redetermination of the Borrowing Base during each period of twelve consecutive months, provided that any such redetermination made by Lenders shall utilize Lender's standard methodology and criteria for transactions of this nature.

A borrowing base deficiency will exist if the amount outstanding under the Credit Facility exceeds the Borrowing Base in effect at any time. Any deficiency must be eliminated, at Borrower's option, in either (a) a single lump sum, or (b) three equal monthly installments.

AMORTIZATION:	Interest payable quarterly in arrears, principal due at maturity.

SECURITY:

The Credit Facility shall be secured by all of the common shares of Forman Petroleum Corp. and Pontotoc Production Inc. owned (to be owned) by the Borrower and a first priority mortgage lien on existing and future acquired oil and gas properties and other rights/assets owned by Borrower and evaluated for purposes of the Borrowing Base. These mortgages shall cover such portion of the Borrower's Oil and Gas Properties which, in the aggregate, have a value (present value discounted at 10%) equal to a minimum of 85% of the total value of the Oil and Gas Properties included in the effective Borrowing Base, at all times.

Borrower shall agree to deliver to Administrative Agent on behalf of Lenders deeds of trust, mortgages, chattel mortgages, security agreements, financing statements and other Security Documents in form and substance satisfactory to Administrative Agent for the purposes of granting, confirming and perfecting first and prior liens or security interests in any real property now owned or hereafter acquired by the Borrower or any current or future Subsidiary. Furthermore, Borrower agrees to deliver favorable title opinions from legal counsel acceptable to Administrative Agent with respect to Borrowers oil and gas properties and interests, based upon abstract or record examinations to dates acceptable to Administrative Agent and (i) stating that Borrower has good and defensible title to such properties and interests, free and clear of all Liens other than Permitted Liens (as shall be defined in the Credit Agreement governing this Facility); and (ii) confirming that such properties and interests are subject to Security Documents securing the Obligations that constitute and create legal, valid and duly perfected first deed of trust or mortgage liens in such properties and interests and first priority assignments of and security interests in the oil and gas attributable to such properties and interests and the proceeds thereof.

Borrower shall have 60 days from closing to complete title work on oil and gas properties and other assets owned by Borrower, as utilized and considered in the determination of the effective Borrowing Base. Upon satisfactory completion of all required title work and the filing of all required mortgage documentation, in the Lender's sole discretion, Administrative Agent, on behalf of Lenders shall release the common shares of Forman Petroleum Corp. and Pontotoc Production Inc. owned (to be owned) by the Borrower as security for the subject Facility.

The foregoing collateral shall ratably secure the Credit Facility and any commodity swap, interest rate swap or similar agreements with a Lender under the Credit Facility.

OPTIONAL PREPAYMENTS AND COMMITMENT REDUCTIONS:

Borrower may prepay the Credit Facility in whole or in part at any time without penalty, subject to reimbursement of the Lenders' breakage and redeployment costs in the case of prepayment of LIBOR borrowings.

CONDITIONS PRECEDENT TO CLOSING:

The initial funding of the Credit Facility will be subject to satisfaction of the conditions precedent deemed appropriate by Administrative Agent and the Lenders including, but not limited to, the following:

Administrative Agent shall have received a fully executed copy of the Agreement and Plan of Merger governing the acquisition of Pontotoc Production Inc. and all relevant documentation relating to the acquisition and consolidation of Forman Petroleum Corp. by Borrower, along with all amendments thereto. Additionally, Administrative Agent shall have received all other material documents outside of the Agreement and Plan of Merger executed and/or delivered by Borrower and/or Forman Petroleum Corp. and Pontotoc Production Inc. in connection with any of the foregoing and the closing of the Forman Petroleum Corp. and Pontotoc Production Inc. acquisitions.

Administrative Agent shall have confirmed completion of all material terms and conditions outlined in the Agreement and Plan of Merger governing the acquisition of Pontotoc Production Inc. and all relevant documentation relating to the acquisition and consolidation of Forman Petroleum Corp. by Borrower. The material Terms and Conditions of the Agreement and Plan of Merger governing the acquisition of Pontotoc Production Inc. and all relevant documentation relating to the acquisition and consolidation of Forman Petroleum Corp. by Borrower shall be satisfactory to Administrative Agent and Lenders in their sole discretion.

The negotiation, execution and delivery of definitive documentation with respect to the Credit Facility shall have occurred and shall be satisfactory to Administrative Agent and the Lenders.

Administrative Agent shall have received (a) satisfactory opinions of counsel to Borrower (which shall cover, among other things, authority, legality, validity, binding effect and enforceability of the documents for the Credit Facility) and such corporate resolutions, certificates and other documents as Administrative Agent shall reasonably require and (b) satisfactory evidence that Administrative Agent (on behalf of the Lenders) holds a perfected, first priority lien in all collateral for the Credit Facility under the conditions outlined herein, subject to no other liens except for permitted liens, to be determined.

Administrative Agent and its counsel shall have reviewed and approved Borrower's and its subsidiaries articles or certificates of incorporation, bylaws, partnership agreements and other organizational documents and such certificates of officers of Borrower and its subsidiaries and of governmental authorities as Administrative Agent shall require to evidence the valid incorporation, organization and existence of Borrower.

There shall not have occurred a material adverse change since September 30, 2000 in the business, assets, operations, condition (financial or otherwise) or prospects of Borrower or its subsidiaries or in the facts and information regarding such entities as represented to date. Fortis acknowledges that Borrower contemplates the issuance of certain Subordinated Indebtedness and Convertible Preferred Stock in connection with its acquisition of Pontotoc Production Inc. and Forman Petroleum Corp. The Terms of Subordination of such issuance and the documentation governing such issuance shall be subject to the approval of Lenders in their sole discretion.

Administrative Agent shall have completed and approved within 60 days following the Closing Date, a review of title of Borrower's oil and gas properties as outlined herein, and the results of such review shall be acceptable to Administrative Agent in its sole discretion. Prior to Closing, the status of the environmental condition of the oil and gas properties and associated assets and operations shall have been identified, evaluated and disclosed to Administrative Agent. These findings shall be acceptable to Administrative Agent in its sole discretion.

No action, suit, investigation or proceeding pending or threatened in any court or before any arbitrator or governmental authority that purports to affect Borrower or any transaction contemplated hereby, or that could have a material adverse effect on Borrower shall exist.

Fortis acknowledges that the transaction contemplated may involve the exercise of certain dissenter's rights by shareholders of Forman Petroleum Corp. and/or Pontotoc Production Inc.

Borrower and its subsidiaries shall be in compliance with all existing financial obligations.

Administrative Agent shall have received and reviewed, with results satisfactory to Administrative Agent and its counsel, any material information regarding litigation, tax, accounting, labor, insurance, pension liabilities (actual or contingent), real estate leases, material contracts, debt agreements, property ownership, and contingent liabilities of Borrower and its subsidiaries.

New equity proceeds equal to or in excess of USD 21.1 shall have been injected, and all other items necessary to perfect the Acquisition, consistent with the Proposed Sources and Uses Statement dated September 2000 (excluding the subject Facility) shall have been satisfied.

Borrower shall be required to secure certain hedging arrangements involving approximately 50% of future production through December 2002. This percentage is based on the production estimates utilized by Administrative Agent in their determination of the Initial Borrowing Base. The specific terms and conditions surrounding such arrangements shall be outlined in the Credit Agreement governing the subject Facility.

REPRESENTATIONS AND WARRANTIES:

Usual and customary for transactions of this type, to include without limitation: (i) corporate status; (ii) corporate power and authority/enforceability; (iii) no violation of law or contracts or organizational documents; (iv) no material litigation; (v) correctness of specified financial statements and no material adverse change; (vi) no required governmental or third party approvals; (vii) use of proceeds/compliance with margin regulations; (viii) status under Investment Company Act; (ix) ERISA; (x) material environmental matters; (xi) perfected liens and security interests; (xii) payment of taxes; and (xiii) disclosure of material agreements, including all agreements pertaining to the Pontotoc Production Inc. Acquisition.

COVENANTS:

Usual and customary for transactions of this type, to include without limitation: (i) delivery of financial statements and other reports; (ii) delivery of compliance certificates; (iii) delivery of annual third party reserve reports and semi–annual internally prepared reserve reports and other information Administrative Agent or Lenders may reasonably request; (iv) notices of default, material litigation and material governmental and environmental proceedings; (v) compliance with laws; (vi) payment of taxes; (vii) maintenance of insurance; (viii) limitation on liens; (ix) limitations on mergers, consolidations and sales of assets; (x) limitations on incurrence of debt, excluding certain Subordinated Debt discussed herein; (xi) approval from Lenders on changes in senior management; (xii) limitations on dividends and stock redemptions and the redemption and/or prepayment of other debt; (xiii) limitations on investments; (xiv) ERISA; and (xv) limitation on transactions with affiliates. While the payment of certain dividends on preferred stock is contemplated, the terms under which payment of such dividends in cash can be made will be outlined in the final Credit Agreement.

Financial covenants to include maintenance of (i) a Minimum Current Ratio of 1.0 to 1.0 (Current Ratio shall be defined as Current Assets divided by Current Liabilities); (ii) Maximum Total Debt to EBITDA of not more than 3.0 to 1.0; (iii) Minimum EBITDA to Cash Interest Expense of 3.5 to 1.0; and (iv) minimum Consolidated Tangible Net Worth of USD 40 million. EBITDA, for the purposes of calculating applicable ratios, shall be determined utilizing standard methodology under Generally Accepted Accounting Principals (GAAP). Consolidated Tangible Net Worth shall be defined as the remainder of all Consolidated Assets of Borrower, other than intangible assets (including as intangible assets such assets as patents, copyrights, licenses, franchise, goodwill, trade names, trade secrets and leases other than oil and gas or mineral leases or leases required to be capitalized under GAAP), minus Borrower's Consolidated liabilities. All financial ratios shall be calculated on a rolling four–quarter basis following the first anniversary of the Closing Date. Prior to this date, the period from the Closing Date to the relevant Quarterly Reporting Period shall be considered.

EVENTS OF DEFAULT:

Usual and customary in transactions of this nature, to include, without limitation, (i) nonpayment of principal, interest, fees or other amounts; (ii) violation of covenants; (iii) material inaccuracy of representations and warranties; (iv) cross–default to other material agreements and indebtedness; (v) bankruptcy; (vi) material judgments; (vii) ERISA; (viii) actual or asserted invalidity of any loan documents or security interests; and (ix) Change in Control of Borrower.

WAIVERS & AMENDMENTS:

Amendments and waivers of the provisions of the Loan Agreement and other definitive documentation will require the approval of Required Lenders, including (i) increases in commitment amounts, (ii) reductions of principal, interest, or fees, (iii) extensions of scheduled maturities or times for payment, (iv) releases of all or substantially all collateral, (v) releases of guarantors, and (vi) increases in the Borrowing Base.

REQUIRED LENDERS:

  Lenders holding 100% of the Loans and Commitment. At such time as there shall exist three or more Lenders that are party to the subject Facility and related Credit Agreement governing such Facility, Lenders shall consider the adoption of a "majority bank" concept as it relates to certain future approvals, waivers, amendments, etc. This potential amendment to the proposed initial Credit Agreement would involve an adjustment to the Required Lenders definition.

INDEMNIFICATION:

Borrower shall indemnify the Lenders from and against all losses, liabilities, claims, damages or expenses relating to their loans, Borrower's use of loan proceeds or the commitments, including but not limited to reasonable attorneys' fees and settlements costs. This indemnification shall survive and continue for the benefit of the Lenders at all times after Borrower's acceptance of the Lenders' commitment for the Credit Facility, notwithstanding any failure of the Credit Facility to close.

CLOSING:	On or before April 30, 2001.

GOVERNING LAW:	Texas

FEES/EXPENSES:	As outlined in ADDENDUM I

OTHER:

This term sheet is intended as an outline only and does not purport to summarize or finalize all the conditions, covenants, representations, warranties and other provisions, which would be contained in definitive legal documentation for the Credit Facility contemplated hereby. Borrower shall waive its right to a trial by jury.

COUNSEL FOR ADMINISTRATIVE AGENT:	Patton Boggs LLP

ADDENDUM I
FEES AND EXPENSES
ARRANGEMENT FEE:	1.00% of the initial Borrowing Base amount, payable at Closing. Upfront Fees paid to Lenders will be paid out of this amount at the sole discretion of Fortis Capital Corp.

ANNUAL AGENCY FEE:	USD 25,000, payable on the first anniversary of Closing and on each anniversary thereafter.

COMMITMENT FEE:

A commitment fee equal to the basis points set forth in the table below (calculated on a per annum basis based on the actual number of days elapsed in a year of 360 days) shall be payable on the unused portion of the Borrowing Base. The commitment fee shall be paid quarterly in arrears following the Closing.

INTEREST RATES:

The Credit Facility shall bear interest at a rate equal to LIBOR plus the Applicable LIBOR Margin; provided, that if during the 180 day period following the Closing, any breakage costs, charges or fees are incurred with respect to LIBOR loans on account of the syndication of the Credit Facility, Borrower shall immediately reimburse Administrative Agent for any such costs, charges or fees. Such right of reimbursement to be in addition to and not in limitation of customary cost and yield protection.

Borrower may select interest periods of 1, 2, 3 or 6 months for LIBOR Loans, subject to availability (limit of 3 LIBOR Loans outstanding at any one time).

A penalty rate shall apply on all loans in the event of default at a rate per annum of 3.00% above the applicable interest rate.

The Applicable Margin, Commitment Fee in effect on any day shall be determined based on the ratio of usage of the Credit Facility to the Borrowing Base in effect on such date in accordance with the table below.

Level	Utilization of Borrowing Base	Applicable LIBOR margin	Commitment Fee
First 6 months after Closing	N/A	250 bps	50.0 bps
I	> or = 75%	250 bps	50.0 bps
II	74% – 50%	225 bps	50.0 bps
III	49–25%	200 bps	37.5 bps
IV	< or = 24%	175 bps	37.5 bps

COST AND YIELD PROTECTION:

The usual for transactions and facilities of this type, including, without limitation, in respect of prepayments, changes in capital adequacy and capital requirements or their interpretation, illegality, withholding taxes, unavailability, reserves without proration or offset.

EXPENSES:

 Borrower will pay all reasonable costs and expenses associated with the preparation, due diligence, administration, syndication and enforcement of all documents executed in connection with the Credit Facility, including without limitation, the legal fees of Administrative Agent's counsel regardless of whether or not the Credit Facility is closed.

The aforementioned Summary of Terms and Conditions does not represent or convey a final commitment to lend or deliver under the Terms and Conditions outlined herein. Any such commitment is subject to the execution by Fortis Capital Corp., Lenders, and Ascent Energy Inc. of a definitive Credit Agreement and various other related documentation, satisfactory to all parties.